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                                                                    EXHIBIT 99.8

    TO:  ALL NIELSEN MEDIA RESEARCH EMPLOYEES
    RE:  VNU TENDER OFFER

    Many questions have been generated by the tender offer information that was recently mailed directly to Nielsen Media Research shareholders by VNU.

    Please refer to the Q&A below for information regarding this material. If you have additional questions, please call the Information Agent named in the Offer to Purchase document:

                             MCKENZIE PARTNERS, INC
                       (212) 929-5500  OR  (800) 322-2885

    Additionally, a more comprehensive, generalized Nielsen Media Research/VNU FAQ will be distributed shortly to all Nielsen Media Research employees.

Q & A / TENDER OFFER

Q: I'm a current Nielsen Media Research shareholder. I recently received some information in the mail regarding a tender offer. What is this about? What do I need to do?

A: The tender offer is the means being used by VNU to buy all Nielsen Media
    Research shares held by shareholders. It's simply an offer to purchase your shares at $37.75 per share.

    The action you need to take to participate in the offer depends on the manner in which you own your shares:

    1. If you're a current participant in the Nielsen Media Research Common Stock Fund of the Savings Plan, you recently received a package containing information about tendering these shares to VNU. There is a form to complete and mail to Bankers Trust, indicating your intentions for the shares. Also enclosed in the package is a Letter of Transmittal. This letter is for information purposes only. Please don't complete it or mail it back with the other documents.

    2. Under a separate mailing from Smith Barney, you'll receive information to tender the shares in your Employee Stock Purchase Plan Account. Again, you don't need to fill out the Letter of Transmittal, but only a sheet of instructions to Smith Barney.

    3. If you hold Nielsen Media Research shares in a stockbroker's account, your broker will forward the tender offer information to you. You should follow the instructions sent by your broker. Most likely, you won't need to fill out the Letter of Transmittal but only a sheet of instructions to your broker.

    4. If you hold other Nielsen Media Research shares directly, you should receive a separate mailing for those. In the case of directly owned shares, you'll have to fill out the Letter of Transmittal and follow the other instructions to tender your shares to VNU.

    5. If you hold Nielsen Media Research restricted shares, you aren't permitted to tender them to VNU. Instead, the value of restricted shares will be paid at the time of their current vesting schedule. At the time of vesting, you'll receive the proceeds based on a sale price of $37.75 (less applicable taxes), provided your employment hasn't been terminated for "cause" or in a way that isn't an "Eligible Termination" under the Career Transition Plan.

    Nielsen Media Research's Board of Directors has unanimously approved the merger agreement and the offer, and determined that the offer is fair and in the best interests of the stockholders of the company. The Board has recommended that shareholders accept the offer and tender their shares pursuant to the offer.

September 1, 1999